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The World's Most Inclusive Global Trading Platform for Carbon Credits

Bluesphere has developed a simple-to-use global trading platform for carbon credits —the BlueSphere Carbon Exchange (BCX)— to connect businesses, investors, and credit suppliers.

Amount Raised: $0.00 / $1,235,000.00

For Every $1 Invested, 1 Mangrove Tree is Planted 🌱🌎 Learn More

The time to invest in a net-zero future is NOW 🌱

Join us as we launch and grow the BCX
Over 1 Million Carbon Credits sold!
$400,000 raised to date

Offering $50 - per unit

Invest with Impact - For every $1 invested we will plant 1 Mangrove Tree

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How It Works

1. Environmental projects earn carbon credits
2. They are submitted to the BCX
3. Our team audits them for compliance and quality
4. Approved credits are listed on the exchange and available for trading

What are the Carbon Markets?

1 Carbon Credit = a digital certificate proving a company or an environmental project prevented the emission (pollution) of 1 ton of CO2eq (carbon dioxide)


BLUESPHERE CARBON
BCX has developed a simple-to-use global trading platform.
01:12

21% of the world's largest companies have made net-zero commitments*

THESE COMPANIES REPRESENT ANNUAL SALES OF ~$14 TRILLION.

Large corporations including Microsoft, Unilever, Verizon, Amazon, Delta, Jet Blue, pledged in 2020 goals of offsetting the entire emissions from their production chain, generating an expectation of increasing demand for carbon credits.

Amazon announced they will be net zero by 2040*

Microsoft will be carbon negative by 2030*

Pledging 1B over the next 4 years to be carbon neutral*

Amazon and Microsoft alone represent 60 million tons of voluntary carbon credit demand per annum.*

The trend (and the demand) for credits is clear.
What hasn't been clear has been the voluntary markets themselves.

Until Now.

The BCE is everything the current credit market is not: accessible, efficient, transparent, and liquid.

* https://racetozero.unfccc.int/21-of-major-companies-commit-to-net-zero/
https://sustainability.aboutamazon.com/environment/the-climate-pledge
https://blogs.microsoft.com/blog/2020/01/16/microsoft-will-be-carbon-negative-by-2030/
https://v.fastcdn.co/u/f3b4407f/54475626-0-Moss-white-paper-eng.pdf

The Demand for Carbon Credits Will Continue to Sky Rocket 🚀

93% of Millennials and Gen Z ONLY impact invest.

The aging and growth of the millennial and gen Z generations (25% of the combined populations of Europe, US and Brazil) should naturally lead to increasing pressure for companies to compensate.

https://v.fastcdn.co/u/f3b4407f/54475626-0-Moss-white-paper-eng.pdf


40%
Of family businesses globally will hand over the reins to a new generation in the next five years.
93%
Of millennials only invest with impact (vs. 28% for baby boomers and 55% for 40- 50 year-olds).
80%
Of next generation business leaders say their leadership style will be different from that their predecessors


CNBC WATCH LIVE

CLEAN TECH

Blackrock CEO Larry Fink: The next 1,000 billion-dollar start-ups will be in climate tech

Catherine Clifford
@CATCLIFFORD
@IN/CATCLIFFORD/

WATCH LIVE

KEY POINTS

- Blackrock CEO Larry Fink said he thinks the next 1,000 unicorns, or start-ups worth at least $1 billion, will be involved in climate technology.
- Organizations like the International Monetary Fund and the World Bank "must play a critical role" in helping to ensure capital is invested in green climate technology in developing nations, Fink said.
- Also, Fink said BlackRock would not divest from hydrocarbon companies.

Larry Fink, chairman and CEO of BlackRock.
Martin Simon | CNBC

5 MIN AGO
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44 MIN AGO
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Exposure to Carbon Credits May Be the Best Investment of the Next Decade 📈

It's a market-based approach that says, 'there are huge economic costs to the carbon you're emitting that we never forced you to consider before, and now we're forcing you to consider those emissions and reduce them.

In Africa We're Planting 1 Mangrove Tree for Every $1 Invested

Why Mangroves?

🌱 They can absorb and store carbon up to 10X more efficiently than terrestrial trees

🐟 Underwater habitats provided by mangrove roots serve as critical nursing grounds for thousands of fish species

🌊 Mangroves stabilize shorelines by slowing erosion and provide natural barriers that protect coastal communities from flooding and hurricanes



Multifaceted
Revenue Generation

Bluesphere Carbon's agnostic approach allows any environmental credit to be listed on the exchange, welcoming various sub-sectors of the market.

1

Public Spot Market

The BCE is agnostic to the type of environmental credit transacted and is thus able to receive transaction and listing fees for virtually all publicly available environmental credits on the market, subject to regulatory approval.

2

Direct Purchases

Bluesphere may acquire verified carbon credits directly from accredited sellers or from the voluntary carbon market. Revenue is generated when the credit is sold to an entity requiring carbon offset or when the credits appreciate.

3

Credit Streams

Bluesphere may enter streaming agreements with accredited project developers or owners of carbon offset projects for credits.
This will support new carbon offset projects while generating returns for Bluesphere.

4

Data Analysis

As an aggregator of voluntary environmental credits, Bluesphere will be able to compile and analyze a large amount of valuable data. Bluesphere will look to expand revenue streams through data connection fees and information distribution fees

The Bluesphere Advantage

Scalable Business Model

- As a trading platform, BlueSphere generates anticipated returns from the large volume and value of environmental credit transactions.
- BlueSphere is agnostic to the type of environmental credit transacted. Currently, BCE offers access to a number of the major environmental credits in the world and will continue to provide access to more available environmental credits on the market.

Favorable Regulatory & Market Conditions

- To limit global warming to 1.5°C, participating countries need to cut current greenhouse-gas-emission levels in half by 2030 and reduce them to net zero by 2050.
- Canada has already contributed $8 billion in support of innovative carbon reduction solutions and related projects.
- Carbon credits have become an essential tool for companies to offset their greenhouse gas emissions.

https://www.canada.ca/en/innovation-science-economic-development/news/2022/03/government-of-canada-launches-call-to-action-targeting-industrial-decarbonization-of-high-emitting-sectors.html

Growth Driven By Increasing Interest In Impact Investing

- BCE provides investors impact investing opportunities through climate action with associated co-benefits.
- Environmental credits have been one of the best performing assets in 2021.
- Low transaction fees lower the barriers for investors.

https://etfdb.com/climate-insights-channel/global-carbon-market-outperforms-in-2021/

Experienced Founders & Management

- Company management has extensive backgrounds in environmental credits, financial technology, market operations, and traditional finance.

What is a Voluntary Carbon Offset Market?

To understand the Carbon Offsets Industry, it's crucial to know the difference between the two markets that make it up - the regulated market and the voluntary market.

1

The Regulated Market

The regulated market consists of companies under "cap-and-trade" regulations determined at regional and state levels. These companies are mandated to operate at certain
emissions levels and are issued a certain number of carbon credits each year.
The regulated market consists of companies under "cap-and-trade" regulations determined at regional and state levels. These companies are mandated to operate at certain
emissions levels and are issued a certain number of carbon credits each year.

2

The Voluntary Market

The voluntary market is made up ofcompanies that are not regulated but choose to pursue carbon neutrality. Because this market is unregulated, there's no central authority overseeing the issuance of these voluntary carbon credits.


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Verra Carbon Credits
VCU
Gold Standard Carbon Credits
VER
Climate Action Reserve Carbon Cre
CRT
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ERT
Climate Action Reserve Carbon Credits
CRT

The Bluesphere Carbon Exchange is a centralized platform for the Voluntary Market

- BCE provides a solution to the lack of price transparency and liquidity in the current voluntary environmental credit economy.
- Transparent forces of the economy will determine the most suitable pricing for environmental credits to prevent low-grade environmental credits being passed off as mainstream carbon credits used for compliance in the regulated markets

OUR TEAM

Executive Leadership



Shidan Gouran

CHAIRMAN



Eddie Soleymani

CHIEF EXECUTIVE OFFICER



Natasha Ingram

CHIEF MARKETING OFFICER



Mike Koroshun

CHIEF TECHNOLOGY OFFICER

Advisory Board



Peter Boockvar
CIO Bleakley Financial Group



Jonathan Bonchick
Co-Founder Lucid Absinthe



Johnny Din
CEO Cycamore Capital



Jason Sawyer
Co-Founder Caary Capital



Deven Soni
COO Tokens.com



Armita Jalooli
Startup CEO

A Better Future is Possible. Let's Build it Together.

According to leading research firm IHS Markit, as of December 31, 2021, the global price of carbon was $51.45 per ton of CO_2.

In order to meet a global warming limit of 1.5 degrees Celsius, carbon allowance prices would need to hit $147 per ton.

This trend is in the early stages and Bluesphere is making the move to position itself at the nexus of this movement as the carbon credits platform of choice.

Invest Now ↗

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This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 902, New York, NY 10018, please check our background on FINRA's BrokerCheck. All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in ... tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. ... uidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up ... e investors who cannot hold an investment for the long term (at least 5-7 years) should not invest. Dalmore Group does not provide custody services in connection any

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